			Exhibit 12

SWIFT ENERGY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	2009	2010	2011	2012	2013

GROSS G&A	69,987	73,932	87,789	89,663	88,818
NET G&A	34,046	37,023	45,325	47,097	45,423
INTEREST EXPENSE, NET	30,663	33,437	35,566	57,303	69,382
RENTAL & LEASE EXPENSE	3,973	5,181	5,642	5,636	6,046
INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME
TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	(64,338)	72,225	131,125	37,773	198
CAPITALIZED INTEREST	6,107	7,408	7,667	7,890	7,223

CALCULATED DATA

EXPENSED OR NON-CAPITAL G&A (%)	48.65%	50.08%	51.63%	52.53%	51.14%
NON-CAPITAL RENT EXPENSE	1,933	2,594	2,913	2,960	3,092
1/3 NON-CAPITAL RENT EXPENSE	644	865	971	987	1,031
FIXED CHARGES	37,414	41,710	44,204	66,180	77,636
EARNINGS	(33,031)	106,527	167,662	96,063	70,611

RATIO OF EARNINGS TO FIXED CHARGES	---	2.55	3.79	1.45	0.91

Amount needed for a "break-even" ratio earnings	70,445

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes and cumulative effect of change in accounting principle before interest expense, net, and that portion of rental expense deemed to be the equivalent of interest. Due to the non-cash charge incurred in the first quarter of 2009 caused by a write-down in the carrying value of oil and gas properties, 2009 earnings were insufficient by $70.4 million to cover fixed charges.